Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

January 12, 2016

Transcript of Remarks by Pfizer Inc. and Allergan plc Executives at the J.P. Morgan Healthcare Conference, hosted on January 12, 2016 and webcast posted January 12, 2016

JANUARY 12, 2016 / 6:30PM, AGN - Allergan plc and Pfizer Inc at JPMorgan Healthcare Conference

CORPORATE PARTICIPANTS

Ian Read Pfizer Inc. - Chairman, CEO

Brent Saunders Allergan plc - CEO, President

Bill Meury Allergan plc - EVP, President Branded Pharma

Mikael Dolsten Pfizer Inc. - President Worldwide Research & Development

David Nicholson Allergan plc - EVP, President Global Brands Research & Development

Albert Bourla Pfizer Inc. - Group President Vaccines, Oncology and Consumer Healthcare

CONFERENCE CALL PARTICIPANTS

Chris Schott JPMorgan - Analyst

PRESENTATION

Chris Schott - JPMorgan - Analyst

Good morning, everybody; I’m Chris Schott, a pharmaceutical analyst at JPMorgan and very pleased today to be introducing Pfizer and Allergan. We obviously have a very busy and exciting time for both Companies with the transaction announced last year, and we’re going to do a panel today with top members of management from both teams.

Before we start, the Companies do want me to read a disclosure here, so I’d like to remind you that this discussion will include forward-looking statements and that actual plans and results could differ materially from those expressed or implied in the forward-looking statements. The factors that could cause actual results to differ are discussed in Pfizer and Allergan’s 2014 annual reports as well as other filings Pfizer and Allergan have made and will make with the SEC.

In conjunction with the proposed transaction, Allergan will file with the SEC a joint proxy statement/prospectus that will contain important information about Pfizer, Allergan, the transaction, and related matters. So with that, I’d also like to mention that we’re not going to do a breakout after this, so we’re just going to do the panel discussion today.

With that, let’s talk about — introduce the team here. From Pfizer, we have Ian Read, Chairman and CEO; Albert Bourla, Pfizer’s President of Vaccines, Oncology and Consumer; and Mikael Dolsten, President of R&D. On the Allergan side we have Brent Saunders, Allergan’s President and CEO; Bill Meury, President of Branded Pharma; and David Nicholson, Head of R&D.

I thought we would start here is — maybe for Ian and Brent, we’re going to spend maybe a little bit of time talking about the deal, and then we’re going to move to maybe some more fundamentals from there. So just to kick it off, the synergy target you guys announced, the $2 billion synergy target, we got some feedback that synergy target may be a bit below what we’ve seen in prior deals.

So if you could maybe give us some context of how you came up with that number, how do we think about that in the context of other large transactions we might have seen.

Ian Read - Pfizer Inc. - Chairman, CEO

I’ll make an opening comment and let Brent talk about it as well, because we both looked at the organizations. Both Companies have a small degree of overlap, not a large degree of overlap in the therapeutic areas. The transaction is a lot more about growth, getting growth in the Innovative business, strengthening the Established business, and then allowing us to allocate our capital efficiently around the world.

JANUARY 12, 2016 / 6:30PM, AGN - Allergan plc and Pfizer Inc at JPMorgan Healthcare Conference

So we set a target that we felt we could achieve on the synergies, which is more than $2 billion, and it reflects the lack of overlap and the fact that both Companies have been I think extremely good at taking costs out. I take my cap off to Brent in the way he’s managed his integration of Companies; and I think Pfizer has taken out more fixed cost from its base than almost any other company or combination of companies in the last five years.

So I think it reflects that, and it reflects that this transaction is about growth and about great capital allocation. And it’s not about synergy cuts, although we will get all the synergies we can.

Brent Saunders - Allergan plc - CEO, President

Yes, and I would just maybe add to that. I think as you look at this transaction of taking two very strong Companies and bringing them together to create a growth leader, the other thing we look at is in the, let’s say, roughly eight therapeutic areas we’re in, our goal is to be the leader in each and every one of those.

And when you look across both Companies we’re launching lots of new drugs over the next couple years; we want to invest in those launches. We have great late-stage and mid-stage pipelines in each of those therapeutic areas that we want to invest behind. And the science in each of these areas is really at a critical point that we want to invest if we have the capabilities in discovery.

So we need — this isn’t about cost-cutting. This is about leadership and growth.

Chris Schott - JPMorgan - Analyst

Makes sense. Are there revenue synergies that we should be thinking about with the transaction?

And what are some of the opportunities, if there are? What should we be focused on there?

Ian Read - Pfizer Inc. - Chairman, CEO

Well, I think we’ve discussed broadly about this. I think there are revenue synergies from taking Allergan’s products globally in a more comprehensive manner. I think Allergan has done a good job; but I think when you add the size of Pfizer’s infrastructure globally, we should expect revenue synergies there.

I think also in the US we should expect revenue synergies, as we have some overlap on common physician targets and therapeutic areas. We need to make sure that we both get the synergies, the cost synergies and optimize revenue synergies. But perhaps Bill could make more comments on that in any way.

Bill Meury - Allergan plc - EVP, President Branded Pharma

Yes, there’s terrific overlap right now and inflammation and gastroenterology. Both Companies bring a great deal of expertise to the space. I would expect more investment in that area could produce an even greater return on some of our assets.

We look at neuroscience; we see some overlap there as well. And anti-infectives and women’s healthcare, those are smaller product lines for Allergan, but the global Established Products business at Pfizer could benefit.

Then in cardiovascular, Bystolic has got a patent till beyond 2020. It’s a very, very good product. It’s growing at a double-digit rate, and to partner with Eliquis and that salesforce means that that drug’s got a nice, long growth outlook for it over the next five years.

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JANUARY 12, 2016 / 6:30PM, AGN - Allergan plc and Pfizer Inc at JPMorgan Healthcare Conference

Chris Schott - JPMorgan - Analyst

Maybe just staying on topic there, a question for Bill and Brent. You guys have managed a high rate of change in your organization in the last few years, and you have had very strong performance. Can you share some of the learnings that you’ve had from these number of acquisitions you’ve done, and what we can maybe think about applying towards this now much larger acquisition that’s pending?

Brent Saunders - Allergan plc - CEO, President

Yes. I think that clearly if you started at — whether it be Watson or Forest or Allergan and you’ve worked with us, you’ve gone through a lot of change. So our teams are, I guess, more accustomed to change, not to minimize the impact.

But what’s interesting, when I was talking to our salesforce about the Pfizer transaction during the Viberzi launch and looking out at, I don’t know, a couple thousand sales reps, they were all there at Forest with me when I announced that we were merging or being acquired by Actavis. So one of the things that we’ve done — and it’s not perfect; there are clearly exceptions to this — is we’ve really tried to minimize change on the people who really make the business successful: the frontline people, the sales representatives, the people working in R&D, the people working in the plants.

The brunt of the change is in the functions and in the headquarters. So to the extent we can keep that on the people that we have greater control around because we see them more, they are not dispersed around the world, we can minimize the impact of the change and not have that break to the customer or to the product that’s so important to make us successful.

Bill Meury - Allergan plc - EVP, President Branded Pharma

The only thing I would add is that generally a commercial operation wants one thing, and that’s new product flow. At Allergan we’ve had a ton of it last year, and we will in 2016. If people are incentivized for great work, you can keep them focused through multiple integrations, and I think that’s exactly what we’ve done.

I also believe they think they’re part of something special. I think the combined Company and its future is very, very bright, and they want to be part of it. So they focus on doing their job.

Chris Schott - JPMorgan - Analyst

On a decision on the breakup, can you just elaborate on the timing and the decision to push that out to late 2018?

Ian Read - Pfizer Inc. - Chairman, CEO

It’s just simply a matter of how much capacity does the organization have to structure and get the accounting right, and get the records and go back three years; and at the same time you’re focusing on making this integration work and work really well.

I mean, having used $160 billion or whatever of shareholders’ money, the first thing is make sure that has been efficiently deployed. While we’re doing the integration, clearly we’re thinking about what would the potential two Companies look like, and so we’re structuring for that now and creating an infrastructure and creating that ability so that we have that optionality, which is what — we use the word.

Because it’s very important that we have not made a decision. We will make a decision, as we’ve said, in 2018.

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JANUARY 12, 2016 / 6:30PM, AGN - Allergan plc and Pfizer Inc at JPMorgan Healthcare Conference

But clearly we have in this structure now I think two very strong businesses with different objectives. So I feel comfortable that with this transaction, we have an extremely strong Established Products business, which has a growth pattern in the future, and we have an Innovative business with a strong present growth and great pipelines coming behind it.

Chris Schott - JPMorgan - Analyst

Makes sense. Just regardless of timing, do you see this transaction ultimately increasing the likelihood that the Company will one day break itself into two?

Ian Read - Pfizer Inc. - Chairman, CEO

I think it strengthens both parts of those businesses. We laid out four criteria. We said to do the split you’d have to see the two businesses were functioning well within the Company; you’d have to believe they could function on their own strongly; you would have to believe there is trapped value; and you’d have to believe there is a tax-efficient way of unlocking the trapped value.

I certainly think this transaction answers the last question. It certainly answers the size of the two businesses and their profile has strengthened.

The question will be: Is there trapped value? And we’ll see. We’ll see as we run the business. If you want to anything to that, Brent?

Brent Saunders - Allergan plc - CEO, President

No, I think that’s it. It’s just about maximizing value for shareholders, and when and if there’s a right time to unlock it, and will you actually create it. If you think you can, then you’re more likely to do it; and if you think you can’t, you’ll continue to operate in a way that we believe is creating the right value.

Chris Schott - JPMorgan - Analyst

A question for Brent. Can you just talk about the rationale of the deal from your shareholders’ perspective and how this transaction plays into the concept of Growth Pharma that you’ve discussed over the last year?

Brent Saunders - Allergan plc - CEO, President

Yes. I think the way I best think about them, the way I discussed it with our Board of Directors, is we’ve been on a journey of transformation, of Growth Pharma, of creating strong shareholder return. And I think this is just the natural next evolution to that.

I think this is a very strong transaction. I think our shareholders are in an enviable position as being part of this combination.

As Ian just described, when you take our business, most of which will be in the Innovative side of the business, and then add the remaining parts to the Established parts of the business, we create two very strong businesses. And whether we stay together or not we’ll decide in 2018, but this is going to be a powerhouse Company with a strong dividend, with a strong growth profile, and the best pipeline in the industry.

So that’s a nice place for us, to own as Allergan shareholders 45% of that combination. That’s a good place to be, and I’m personally going to be among the shareholders that are doing that.

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JANUARY 12, 2016 / 6:30PM, AGN - Allergan plc and Pfizer Inc at JPMorgan Healthcare Conference

Chris Schott - JPMorgan - Analyst

From a culture perspective, can you talk about how you see the culture of the organizations meshing together?

Ian Read - Pfizer Inc. - Chairman, CEO

I don’t think there is any issue. I think we both — I acknowledge that Allergan is a smaller, smaller Company in terms of its number of colleagues, and that always helps to create a sense of purpose and focus. But Pfizer, we run Pfizer in business units; each business unit has its own passion, its own focus.

I think we are very entrepreneurial. We’re very agile. We’re very focused on creating shareholder value.

We have the same values impact on the business, own the business. No jerks allowed. (laughter)

I mean, this is part of our credo. I mean, we say, own it. Own the business, win in the business. N is no jerks, I is impact, and T is trust.

They always ask me at Pfizer: Well, what’s a jerk? And I say: Well, it’s like pornography; you know it when you see it. (laughter)

And that’s how we work. So I think the cultures are very, very similar in the fact that we want to evolve, we want to be fast, we want to trust each other and we want to create value for shareholders. And I’ll ask Brent to see what he (multiple speakers)

Brent Saunders - Allergan plc - CEO, President

Yes, that’s exactly right. The thing that I think’s a good indicator, leading indicator of that is, as we started to work on the pre-integration team and a limited number of Allergan and Pfizer colleagues have started to work together, we’re seeing more commonalities than we are differences. And where there are differences I think there are some things to learn from one another.

So I think we’re approaching it from both sides with a really open mind, with the only goal of creating the strongest and best Pfizer for the future. And so far so good.

Chris Schott - JPMorgan - Analyst

Great. Let’s broaden the conversation out with Mikael and David. I think there is a perception the R&D approaches of the organizations have been different. So can you just talk a little bit about the R&D philosophies at Pfizer versus Allergan, and how you see these working together over time?

Mikael Dolsten - Pfizer Inc. - President Worldwide Research & Development

Let me start and then, David, it would be great to have you chip in. So, Pfizer comes from a history of a strong internal R&D that has developed tremendous skills in how you design small molecules, large molecules, and vaccines. As you know from our current pipeline, there is actually from recent launches over the last handful of years a significant contribution from that organization.

But around 2010 or so we started to evolve in creating an organization that would be equally keen to mix internal and external innovation. We built up Centers for Therapeutic Innovation that was a new disruptive model to work with academia. We started to use seed capital to stimulate startup biotech that had unique ideas.

And as you know, in our pipeline there is a mix of molecules that we have partnered that others own, like Eliquis from BMS; we partnered our own tanezumab with Lilly. So I think it was a Company that has been strongly evolving to be a mix of external and internal science and really welcoming — that we can use our internal capability to attract other companies to work with us, because when we come together, the strengths of the programs, the way we can move them, are often accelerated.

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JANUARY 12, 2016 / 6:30PM, AGN - Allergan plc and Pfizer Inc at JPMorgan Healthcare Conference

So that has been for us a very successful path where you see internal and external as more than just the pieces of that. I’ve seen that you have embarked on a similar type of journey; it’s just that you, David, started in the other end, and somewhere we are approaching a midpoint. And we’re keen to hear your experiences in the journey with your open science.

David Nicholson - Allergan plc - EVP, President Global Brands Research & Development

Yes, sure. Thanks, Mikael. I’m kind of curious, because people seem to suggest that there is a big difference between the way we do R&D at Allergan and the way Pfizer do R&D. I don’t see that.

Both organizations are driven by innovation. That’s the lifeblood of our industry. That’s what we’re looking for. We’re looking to fill our pipelines with innovative molecules, not me-too molecules but best-in-class, first-in-class innovative molecules. That’s what drives R&D in both our organizations.

And we work in very complementary fashions, not ways that conflict with one another, but complementary ways. Sure, at Allergan we build our pipeline more by open science, by pulling things in from the external world. Mikael just described the mixed model that Pfizer have.

There is more than one way to do things. There is more than one model. Both work.

We have complementary models. It’s great. It’s going to be very exciting going forward. Underlying everything is innovation and filling our pipeline with best-in-class molecules.

Chris Schott - JPMorgan - Analyst

As you guys have had a chance to look at each other’s pipelines, any positive surprises you’ve uncovered as you’ve evaluated the two businesses?

Mikael Dolsten - Pfizer Inc. - President Worldwide Research & Development

Yes, I’ve seen a number of exciting drugs in the Allergan pipeline. The more I get to know about it, the more of really exciting, novel product science I see.

There are some areas where we have really complementaries; and I think, Bill, you spoke to that, like you mentioned gastrointestinal. You have built some really interesting assets in irritable bowel syndrome, linaclotide, Viberzi, and we are moving in the inflammatory GI diseases with Xeljanz.

Neuroscience is an area where we have a proud history and have reinvested in Parkinson, Alzheimer. And I think David and Allergan have done a really exciting job in rapastinel for severe depression. You have VRAYLAR for bipolar and schizophrenia.

And then it’s a lot of excitement for me to learn about some of the work in areas where Pfizer has not been as active, like the story around Botox, how you moved that from aesthetic, into aesthetics, and from therapeutics and aesthetics in both directions. The opportunity to evolve the toxin, and I think you very recently did actually an interesting deal that could allow you to deliver those toxins in a new way.

And then ophthalmology, an area where we do have experiences, but didn’t have enough substrate to continue and where Allergan is among the real leaders. I could certainly see that — some of the interesting drugs that you have both for the front of the eye and the back of the eye.

I got particularly intrigued that you’re working with Mimetogen on NGF activating compound. We are working with NGF inhibitor in pain. And you have introduced really an interesting device as this intersection of drug and device becomes a growing part, where XEN45 is one example for a device in glaucoma.

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So I’ve been very intrigued to see a great partnership you have formed, David, and Bill, and Brent, and your teams and innovative drugs that can really shape medical practice. So it was just a quick overview, so I encourage all of you; there is a lot to find here.

David Nicholson - Allergan plc - EVP, President Global Brands Research & Development

So it’s really nice. I’ve been trying to explain to all you guys that the Allergan R&D pipeline is underappreciated. Now you know at least Mikael really appreciates it.

From my perspective, just to come back to Chris’s point, one of the things that I’m starting to learn a lot about in the Pfizer pipeline is the immuno-oncology pipeline, which perhaps is still underappreciated, how much depth the Pfizer immuno-oncology pipeline actually has. And maybe a couple of companies out there which might be a little bit in the lead right now should start looking over their shoulder at Mikael’s immuno-oncology efforts across the board.

I’m also fascinated by the work that’s going on in Pfizer in vaccines, with C. diff and Staph aureus, which is going to be really complementary to some of the Allergan work in anti-infectives. And also the work that Pfizer have been doing in rare diseases and in things like sickle cell disorder and growth hormone I find really, really intriguing.

Then agents like the SGLT2 inhibitor for diabetes, the fact that Pfizer also has a PCSK9 antibody, really intrigued. Mikael keeps telling me he can’t tell me all the details yet; we’re two separate companies. But there’s apparently some really intriguing work going to point the PCSK9 antibody in a different direction from some of the competitors.

So when we really put these pipelines together, other companies better watch out, I think. Yes.

Ian Read - Pfizer Inc. - Chairman, CEO

So that brings us back to the synergy discussion, right? Most scientists don’t have — very, very rarely see a project they don’t want to fund. (laughter)

And then I appreciate that and respect their scientific view on those type of things, but we are going to have to look at the therapeutic areas that we are in and we’re going to look at them strategically with an objective of: Do we have the substrate to be number one or number two? And do we have actual pipelines that can sustain their position over time?

So we will need to take a strategic look about how we shape our pipelines. We’re very aware that the future depends upon innovative products that we want to bring forward and launch, and so we’re going to do this very carefully with a lot of thought and a lot of expertise to improve the combined pipeline.

Chris Schott - JPMorgan - Analyst

Moving the discussion over to Albert, you’ve got obviously a lot going on in your division here. Can you maybe start here with an update on Ibrance? It was a great launch. What should you — where are we now in terms of penetration? What are the key drivers we should be focused on over the coming quarters and years, as we keep building out that product opportunity?

Albert Bourla - Pfizer Inc. - Group President Vaccines, Oncology and Consumer Healthcare

It was very successful launch. We had $230 million we reported in Q3 for our product on the just second quarter of its launch. We are going to report at the end of the — January; it’s February 2 — the results of the fourth quarter.

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But to give you a size, we have so far 20,000 patients that have received the product, up from 15,000 in Q3. We have 5,000 practitioners that are prescribing the product, up from 4,000, so the total prescription almost doubling by the end of the quarter versus Q3.

We are having approximately 30% market share in first line, where we are registered. And we have some medical use significant in second and third line, approximately 20% and 17%.

Now moving ahead, you know that we have received breakthrough priority review of our PALOMA-3 data by FDA, which means that we can get in our label second and third line. PDUFA date is April.

In Europe we have filed, and the file was validated in August. What is of interest is that the year the file was accepted and validated, with data from both PALOMA-1 and 3, which means that we’re going for both claims in Europe: first line, second line, and third line all together.

And not to forget that we are working on early stages. We have three Phase 3 studies running right now on early breast cancer, where the population is much more significant and the duration of treatments are substantially greater. We’re having 49 in total studies of investigators: 29 in breast cancer, but 20 in non-breast-cancer. So it’s a very exciting story.

Chris Schott - JPMorgan - Analyst

That’s great. Just one other one for Albert. You mentioned immuno-oncology a few minutes ago. It seems to be an area that Pfizer seems very excited. I think investors are still a bit skeptical.

Can you just remind us: Why are you guys so excited about your position in this market? And what are the data points we should be focused on that might give us more clarity on what the Company has and the opportunities?

Albert Bourla - Pfizer Inc. - Group President Vaccines, Oncology and Consumer Healthcare

I think investors should be excited because of two reasons. One, we have a very compelling strategy. We’re going to penetrate, we’re going to participate in the first wave of monotherapies; but more importantly, we are going to be a leading player in the second wave of combinations.

The second reason why investors should be very excited is because of the speed and focus with which we execute our plan. If you remember in the beginning of 2015 we announced our partnership with Merck Serono, Merck KGaA; we said that we were going to have by the end of the year 20 programs and six of them will be registration enabled.

I am pleased to tell you that we have 28 programs in immuno-oncology with avelumab and we have seven registration enabling studies. Some of them will give us registrations, first or second, in terms of areas like ovarian, like bladder, like gastric in first line. And some are very big, like lung; that’s why we participate, although it would be later.

But we have a substantial interest because we’re coming with combination in [line]. So we need to first establish our position in the first line as monotherapy.

We have already launched six combination studies. We have three in Phase 1/Phase 2 which is with Inlyta, with 4-1BB, and with Xalkori and with second-generation ALK; and we have three Phase 3 with chemotherapy.

Also it’s extremely important to mention: when I say that we are going to be in a leading position in our immuno-oncology portfolio, it is because we have a breadth of combinable assets that very few companies, if any, have. Right now, we have in the clinic five different immuno-oncology agents, and we plan to have up to 10 by the end of 2016. In addition to those 10 that are all combinable with themselves, we’ll try to find solutions for cancers.

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We have small molecules. I already mentioned three, but we initiated studies with them.

As a result, I think the immuno-oncology we are just scratching the surface. It is going to be a marathon, not a sprint. And those that have the breadth of portfolio are those that will prevail in this race.

Ian Read - Pfizer Inc. - Chairman, CEO

I’m sure Mikael could add something to that. My point of view is it’s the breadth and the number of modalities and the bispecifics and the commitment and the excellence of the science, the speed. But also I’d indicate CAR-T technology. We picked the allogeneic route. No one else has picked that route, and certainly one of the reasons we did was because of the science that Cellectis has; but also because of our manufacturing capabilities.

The major barrier to the allogeneic effect is the manufacturing in quantities you need to get this immune response and the quality of the manufacturing. None of the other companies have that capability, therefore they could not go that route.

So this would be a major differentiable I think for that treatment. Do you want to add anything, Mikael?

Mikael Dolsten - Pfizer Inc. - President Worldwide Research & Development

Yes, I think that was a great add-on. Our allogeneic CAR-T work is going together with Cellectis, and one of the programs has a [partner] agreement with Servier. It’s going to be in human studies for CD-19 positive leukemia this year, and we’re expecting the following year to be in myeloma.

And of course it could take the whole CAR-T business to a different level from more of a procedure for an individual towards a reproducible, powerful therapy where you can engineer even more sophisticated functions. And of course, we have a vaccine platform that is now dosing patients. We have bifunctional antibodies that is now coming to humans, and you heard Albert speak about OX40, 4-1BB that are now in clinical studies as mono and combination studies.

So I think 2016 is going to be a very exciting year where a flow of new data is coming, and in 2017 mature into a more pivotal dataset.

You spoke a lot about avelumab. I just wanted to punctuate: We got the breakthrough designation for avelumab in one indication last year, and we have seen I think overall in multiple indications large dataset where avelumab is really performing as a state-of-art PD-L1 checkpoint inhibitor. So we feel very enthusiastic about your question and how that asset is now combining and will deliver a real powerhouse of immuno-oncology datasets.

Chris Schott - JPMorgan - Analyst

Thanks for that. Maybe shifting to Bill, can you talk, in your organization, key launches in 2016 we should be focused on? It seems like IBS in particular, really exciting market opportunity. Can you just talk about how you’re focused on and how we should think about those launch opportunities?

Bill Meury - Allergan plc - EVP, President Branded Pharma

Sure. We launched five products in 2015. In 2016, we have seven product launches: three of them in eyecare, two of them in CNS, one in cardiovascular, and one in anti-infectives.

Probably the most significant one is Viberzi, which is an opioid modulator that acts locally in the GI tract, works on transit and hypersensitivity. It’s the perfect complement to Linzess. Linzess is a product for IBS-C and chronic constipation.

It’s our flagship. Working alongside Ironwood it had an exceptional year.

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It’s the perfect complement because IBS is a continuum. On one end you have diarrhea, on the other side constipation. We’ll be the only company that can give really the medical community a complete view of pharmacotherapy for the condition. I think that’s a strategic advantage.

Financially promoting two products that are for similar conditions creates a great deal of both sales and cost synergies. Peter Hecht yesterday said that we’re just scratching the surface of the IBS market.

I completely agree with that. There is a big gap between the prevalence and the treated population.

We launched it just about three weeks ago. It’s still very early, but we had over 30,000 requests for the product for samples during the holiday period.

My sense is right now it feels just like Linzess. I think that this product is going to significantly expand our GI product line.

A few other products that I would watch would be VRAYLAR, which is an atypical antipsychotic for schizophrenia and bipolar. The future I think of the product may be for additional indications in depression, bipolar depression, or MDD. The first two indications I would think about only as a stepping stone.

Then in eyecare we’re going to launch two products for dry eye and then a product for glaucoma. We really have the waterfront covered in that space, and it should be a very, very good five-year period.

Brent Saunders - Allergan plc - CEO, President

Yes, one more to add that doesn’t report into Bill to keep an eye on in Allergan is Kybella too. We’re finalizing the training of physicians through this spring, and then we will turn on our DTC and market-building capabilities to really make Kybella an important launch in 2016 as well.

Chris Schott - JPMorgan - Analyst

Great. Well, I think we’re just about out of time. Thank you guys so much for this since we have, obviously, a very exciting combination coming together here. And thanks, everyone, for attending.

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-

Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of the Pfizer and Allergan and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Pfizer and Allergan shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Pfizer’s and Allergan’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication other than that relating to Allergan and the Allergan group of companies and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for Allergan and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than Allergan for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Allergan and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates’ respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Allergan for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.